20009005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH WACKER DR. SUITE 2000
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DR., SUITE 800	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.C. ZIEGLER AND COMPANY, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director/CFO

Title

Donald J. Liebetrau My Commission Expires 8/16/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

(SEC File Number 8-00094)

Financial Statement

December 31, 2019

(with Independent Registered Public Accounting Firm Report Thereon)

This report is deemed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Stockholder and the Board of Directors
B.C. Ziegler and Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the Company) as of December 31, 2019, and the related notes to the statement of financial condition (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 28, 2020

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2019
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 1,135
Net receivable for unsettled trades	85,992
Receivables, net of reserve of $136	7,140
Financial instruments owned, at fair value	97,829
Furniture, equipment and leasehold improvements, net	6,803
Deferred tax assets	977
Right of use assets	13,024
Other assets	1,859
Total assets	$214,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 84
Accrued income taxes payable to parent	1,237
Payable to clearing broker	101,774
Financial instruments sold, not yet purchased, at fair value	20,845
Accrued compensation	27,487
Accounts payable, accrued expenses and other liabilities	2,414
Lease liability	17,875
Total liabilities	171,716
Commitments and contingencies	-
Stockholder's equity:	
Common stock	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	26,778
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	43,043
Total liabilities and stockholder's equity	$214,759

See accompanying notes to Statement of Financial Condition.

B. C. ZIEGLER AND COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019
(Dollars in thousands)

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking for the senior living, healthcare, and education sectors as well as general municipal and structured finance. The Company provides bond financing, corporate finance, financial advisory, risk management advisory, merger and acquisition advisory, fixed income institutional sales and trading, private placement, seed capital, private equity, venture capital and related financial services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as a principal. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities positions, are recorded at fair value in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions and services, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the incremental

borrowing rate based on the information available at the commencement date for all leases is used. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as separate lease components.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU and subsequent amendments supersedes the leasing guidance in Topic 840, *Leases*. The guidance requires that for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments regardless of whether they are classified as finance or operating leases. The ASU also requires that for financing leases, a lessee recognize interest expense on the lease liability separately from the amortization of the right-of-use asset in the statement of earnings, while for operating leases, such amounts should be recognized as a combined expense. The Company adopted this guidance as of January 1, 2019 using the alternative modified retrospective approach, with no adjustments to prior periods presented. In addition, the Company elected the practical expedients permitted under the transition guidance which, among other things, allowed the Company to carry forward historical lease classification determinations. On the adoption date, the Company recognized right-of-use assets ("ROU assets") and lease liabilities of $10,600 and $15,307, respectively, on the Company's Statement of Financial Condition. The ROU assets and lease liabilities were related to operating leases. The adoption had no effect on the Company's results of operations or cash flows. The impact of the adoption on the Company's regulatory capital measures was insignificant. See Note 14 for further information.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The new guidance, and subsequent updates, amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination, either collectively or individually. The new standard is effective for fiscal years beginning after December 15, 2019 and will be adopted under a modified retrospective approach. The Company has not yet determined the impact of the new standard on its current policies and procedures. Expected credit losses on receivables will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company has completed their analysis as of January 1, 2020, the date of implementation, related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Certain of the Company's financial instruments, primarily financial instruments owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on the measurement date.
- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly.
- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company.

- Fixed and variable rate municipal securities are classified as Level 2 in the fair value hierarchy. The securities are generally valued using quoted prices from external data providers and market participants. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed.
- Corporate debt securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the corporate debt securities is based on the closing price on the exchange on which the securities are traded. In the event that a security would be subject to very limited or no market trading, such securities could be classified

as Level 2 or Level 3 in the fair value hierarchy.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the preferred equity securities is based on the closing price on the exchange on which the preferred equity securities are traded. In the event that a preferred equity security would be subject to very limited or no market trading, such preferred equity securities could be classified as Level 2 or Level 3 in the fair value hierarchy. Exchange traded funds ("ETF") traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the ETFs is based on the closing price on the exchange on which they are traded.

- Other securities consist primarily of mutual funds and equities which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash Equivalents				
Money market mutual funds	$ 27	$ -	$ -	$ 27
Financial Instruments Owned				
Municipal securities				
Fixed rate	$ -	$ 67,879	$ -	$ 67,879
Variable Rate	-	8,700	-	8,700
Corporate debt securities	961	-	-	961
Preferred equity securities	402	-	-	402
Exchange traded tunds	18,203	-	-	18,203
Other securities	1,684	-	-	1,684
Total financial instruments owned measured at fair value on a recurring basis	$21,250	$ 76,579	$ -	$ 97,829
LIABILITIES				
Financial instruments sold, not yet purchased				
Exchange traded funds	$ 8,992	$ -	$ -	$ 8,992
U.S. government securities	11,853	-	-	11,853
Total financial instruments sold, not yet purchased	$20,845	$ -	$ -	$ 20,845

(4) Financial Instruments Owned

Financial instruments owned consists of the trading securities at fair value, as follows:

Municipal securities - fixed rate	$ 67,879
Municipal securities - variable rate	8,700
Corporate debt securities	961
Preferred equity securities	402
Exchange traded funds	18,203
Other securities	1,684
	$ 97,829

Financial instruments owned includes $96,145 of securities held by the clearing broker and $1,684 of securities held directly with the issuers.

(5) Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$ 5,409
Leasehold improvements	2,666
Furniture	5,983
Furniture, equipment and leasehold improvements, at cost	14,058
Less accumulated depreciation and amortization	(7,255)
Furniture, equipment and leasehold improvements, net	$ 6,803

(6) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in net amounts payable for financial instrument purchases, transaction processing, and losses on securities transactions offset by financial instrument sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $101,774 at December 31, 2019. Net securities held by the Company at the clearing broker with a market value of $96,145 and Net receivable for unsettled trades reflecting financial instruments sold, but not yet contractually settled of $85,992 were available to collateralize the amount payable to the clearing broker. The interest rate on this financing arrangement is approximately 3% at December 31, 2019.

(7) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $20,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 4.75% at December 31, 2019. The Company had no amounts outstanding under this financing arrangement at December 31, 2019.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under the terms of the financing arrangement. The Company had no outstanding borrowings under this financing arrangement at December 31, 2019.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2019.

The Company extends financing to Ziegler Financing Corporation ("ZFC"), a wholly-owned subsidiary of the Parent, whereby the Company will lend up to $3,000 to ZFC on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the ZFC under this arrangement at December 31, 2019.

The Company provides administrative support and/or marketing services to the Parent and ZFC. Amounts due to the Company for these services and other intercompany settlements were $80 at December 31, 2019, and are included in Receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Amounts receivable from these partnerships for all fees were $112 at December 31, 2019, and are included in Receivables on the Statement of Financial Condition.

(8) Line of Credit

The Company shares a bank line of credit with the Parent and ZFC totaling $20,000 as of December 31, 2019. The Company does not guarantee nor is it liable for draws made by the Parent or Ziegler Financing Corporation. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 3.9% at December 31, 2019. The Company and ZFC had no amounts outstanding under this line of credit agreement on December 31, 2019. The Parent had $4,700 outstanding under this line of credit agreement on December 31, 2019.

(9) Income Taxes

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2019, are as follows:

Deferred tax assets:	
Deferred compensation	$ 683
Deferred revenue	58
Deferred rent	1,225
Other assets	53
Total deferred tax assets	2,019
Deferred tax liabilities:	
Fixed assets	(1,042)
Total deferred tax liabilities	(1,042)
Net deferred tax assets	$ 977

Tax years that remain subject to examination by major tax jurisdictions include 2015 through 2019.

(10) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company had net regulatory capital of $15,801which was $15,551 in excess of its required minimum net regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(11) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company establishes accruals for losses determined to be probable as a result of customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

(12) Leases

The Company has obligations as a lessee for office space and other office equipment with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. These leases may contain renewal options, however because the Company is not reasonably certain to exercise these renewal options the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other supplemental information related to operating leases as of December 31, 2019:

Weighted average remaining lease term	8.25 years
Weighted average remaining discount rate:	3.87%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

(13) Revenues from Contracts with Customers

Revenue from contracts with customers is recognized and received when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines that the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties giving rise to the variabilities are resolved.

Investment Banking:
The Company provides clients with underwriting and advisory services. These services include underwriting and placement agent services and underwriting and distributing services.

Underwriting revenues are recognized at a point in time on trade-date, as the client obtains the control and benefit of the capital raising performance obligation. Upon inception of the contract, costs associated with capital raising transactions are deferred until the related revenue is recognized and are recorded on a gross basis within Other Operating Expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Revenues from advisory services primarily consist of fees generated in connection with merger and acquisition transactions, bank placement transactions, strategic planning advisory fees, and other miscellaneous financial advisory services. Advisory fees from merger and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction, such as retainers, are deferred within Accounts Payable, Accrued Expenses, and Other Liabilities on the Statement of Financial Condition and considered a contract liability. Advisory fees from bank placement engagements are recognized at the completion of the successful bank placement transaction. Other fees from advisory services are recognized over time as the performance obligations are completed. Payments for advisory services are due promptly upon completion of a specified performance obligation or periodically over the course of the engagement as performance obligations are completed and the client receives the benefit of the services. A significant portion of the fees the Company receives for its advisory services are considered variable as they are contingent upon a future event. The Company recognizes a receivable between the date of completion of the performance obligation and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of the performance obligation. All other advisory related expenses are expensed as incurred. All advisory expenses are recognized as expenses in the statement of income and any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less are not required to be disclosed by the Company. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Investment banking advisory fees that are contingent upon completion of a brokered transaction are also excluded as the fees are considered variable and not included in the transaction price at

December 31, 2019.

Contract Balances:

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (a contract liability) until the performance obligations are satisfied.

The Company had no significant impairments related to these receivables.

Deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied and are considered a contract liability. Deferred revenue was $134 and $216 at December 31, 2019 and 2018, respectively.

Contract Expenses:

Deferred expenses considered contract costs on underwriting transactions that have not been completed were $68 at December 31, 2019 and are included in Other Assets.

(14) Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH WACKER DR. SUITE 2000
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DR., SUITE 800 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.C. ZIEGLER AND COMPANY, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director/CFO

Title

Donald J. Liebetrau

Notary Public

My Commission Expires 8/16/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

(SEC File Number 8-00094)

Financial Statement

December 31, 2019

(with Independent Registered Public Accounting Firm Report Thereon)

This report is deemed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Stockholder and the Board of Directors
B.C. Ziegler and Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the Company) as of December 31, 2019, and the related notes to the statement of financial condition (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 28, 2020

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2019
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 1,135
Net receivable for unsettled trades	85,992
Receivables, net of reserve of $136	7,140
Financial instruments owned, at fair value	97,829
Furniture, equipment and leasehold improvements, net	6,803
Deferred tax assets	977
Right of use assets	13,024
Other assets	1,859
Total assets	$214,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 84
Accrued income taxes payable to parent	1,237
Payable to clearing broker	101,774
Financial instruments sold, not yet purchased, at fair value	20,845
Accrued compensation	27,487
Accounts payable, accrued expenses and other liabilities	2,414
Lease liability	17,875
Total liabilities	171,716
Commitments and contingencies	-
Stockholder's equity:	
Common stock	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	26,778
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	43,043
Total liabilities and stockholder's equity	$214,759

See accompanying notes to Statement of Financial Condition.

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking for the senior living, healthcare, and education sectors as well as general municipal and structured finance. The Company provides bond financing, corporate finance, financial advisory, risk management advisory, merger and acquisition advisory, fixed income institutional sales and trading, private placement, seed capital, private equity, venture capital and related financial services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as a principal. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities positions, are recorded at fair value in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions and services, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the incremental

borrowing rate based on the information available at the commencement date for all leases is used. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as separate lease components.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU and subsequent amendments supersedes the leasing guidance in Topic 840, *Leases*. The guidance requires that for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments regardless of whether they are classified as finance or operating leases. The ASU also requires that for financing leases, a lessee recognize interest expense on the lease liability separately from the amortization of the right-of-use asset in the statement of earnings, while for operating leases, such amounts should be recognized as a combined expense. The Company adopted this guidance as of January 1, 2019 using the alternative modified retrospective approach, with no adjustments to prior periods presented. In addition, the Company elected the practical expedients permitted under the transition guidance which, among other things, allowed the Company to carry forward historical lease classification determinations. On the adoption date, the Company recognized right-of-use assets ("ROU assets") and lease liabilities of $10,600 and $15,307, respectively, on the Company's Statement of Financial Condition. The ROU assets and lease liabilities were related to operating leases. The adoption had no effect on the Company's results of operations or cash flows. The impact of the adoption on the Company's regulatory capital measures was insignificant. See Note 14 for further information.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The new guidance, and subsequent updates, amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination, either collectively or individually. The new standard is effective for fiscal years beginning after December 15, 2019 and will be adopted under a modified retrospective approach. The Company has not yet determined the impact of the new standard on its current policies and procedures. Expected credit losses on receivables will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company has completed their analysis as of January 1, 2020, the date of implementation, related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Certain of the Company's financial instruments, primarily financial instruments owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on the measurement date.
- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly.
- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company.

- Fixed and variable rate municipal securities are classified as Level 2 in the fair value hierarchy. The securities are generally valued using quoted prices from external data providers and market participants. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed.
- Corporate debt securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the corporate debt securities is based on the closing price on the exchange on which the securities are traded. In the event that a security would be subject to very limited or no market trading, such securities could be classified

as Level 2 or Level 3 in the fair value hierarchy.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the preferred equity securities is based on the closing price on the exchange on which the preferred equity securities are traded. In the event that a preferred equity security would be subject to very limited or no market trading, such preferred equity securities could be classified as Level 2 or Level 3 in the fair value hierarchy. Exchange traded funds ("ETF") traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the ETFs is based on the closing price on the exchange on which they are traded.

- Other securities consist primarily of mutual funds and equities which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash Equivalents				
Money market mutual funds	$ 27	$ -	$ -	$ 27
Financial Instruments Owned				
Municipal securities				
Fixed rate	$ -	$ 67,879	$ -	$ 67,879
Variable Rate	-	8,700	-	8,700
Corporate debt securities	961	-	-	961
Preferred equity securities	402	-	-	402
Exchange traded tunds	18,203	-	-	18,203
Other securities	1,684	-	-	1,684
Total financial instruments owned measured at fair value on a recurring basis	$21,250	$ 76,579	$ -	$ 97,829
LIABILITIES				
Financial instruments sold, not yet purchased				
Exchange traded funds	$ 8,992	$ -	$ -	$ 8,992
U.S. government securities	11,853	-	-	11,853
Total financial instruments sold, not yet purchased	$20,845	$ -	$ -	$ 20,845

(4) Financial Instruments Owned

Financial instruments owned consists of the trading securities at fair value, as follows:

Municipal securities - fixed rate	$ 67,879
Municipal securities - variable rate	8,700
Corporate debt securities	961
Preferred equity securities	402
Exchange traded funds	18,203
Other securities	1,684
	$ 97,829

Financial instruments owned includes $96,145 of securities held by the clearing broker and $1,684 of securities held directly with the issuers.

(5) Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$ 5,409
Leasehold improvements	2,666
Furniture	5,983
Furniture, equipment and leasehold improvements, at cost	14,058
Less accumulated depreciation and amortization	(7,255)
Furniture, equipment and leasehold improvements, net	$ 6,803

(6) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in net amounts payable for financial instrument purchases, transaction processing, and losses on securities transactions offset by financial instrument sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $101,774 at December 31, 2019. Net securities held by the Company at the clearing broker with a market value of $96,145 and Net receivable for unsettled trades reflecting financial instruments sold, but not yet contractually settled of $85,992 were available to collateralize the amount payable to the clearing broker. The interest rate on this financing arrangement is approximately 3% at December 31, 2019.

(7) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $20,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 4.75% at December 31, 2019. The Company had no amounts outstanding under this financing arrangement at December 31, 2019.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under the terms of the financing arrangement. The Company had no outstanding borrowings under this financing arrangement at December 31, 2019.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2019.

The Company extends financing to Ziegler Financing Corporation ("ZFC"), a wholly-owned subsidiary of the Parent, whereby the Company will lend up to $3,000 to ZFC on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the ZFC under this arrangement at December 31, 2019.

The Company provides administrative support and/or marketing services to the Parent and ZFC. Amounts due to the Company for these services and other intercompany settlements were $80 at December 31, 2019, and are included in Receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Amounts receivable from these partnerships for all fees were $112 at December 31, 2019, and are included in Receivables on the Statement of Financial Condition.

(8) Line of Credit

The Company shares a bank line of credit with the Parent and ZFC totaling $20,000 as of December 31, 2019. The Company does not guarantee nor is it liable for draws made by the Parent or Ziegler Financing Corporation. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 3.9% at December 31, 2019. The Company and ZFC had no amounts outstanding under this line of credit agreement on December 31, 2019. The Parent had $4,700 outstanding under this line of credit agreement on December 31, 2019.

(9) Income Taxes

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2019, are as follows:

Deferred tax assets:	
Deferred compensation	$ 683
Deferred revenue	58
Deferred rent	1,225
Other assets	53
Total deferred tax assets	2,019
Deferred tax liabilities:	
Fixed assets	(1,042)
Total deferred tax liabilities	(1,042)
Net deferred tax assets	$ 977

Tax years that remain subject to examination by major tax jurisdictions include 2015 through 2019.

(10) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company had net regulatory capital of $15,801which was $15,551 in excess of its required minimum net regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(11) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company establishes accruals for losses determined to be probable as a result of customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

(12) Leases

The Company has obligations as a lessee for office space and other office equipment with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. These leases may contain renewal options, however because the Company is not reasonably certain to exercise these renewal options the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other supplemental information related to operating leases as of December 31, 2019:

Weighted average remaining lease term	8.25 years
Weighted average remaining discount rate:	3.87%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

(13) Revenues from Contracts with Customers

Revenue from contracts with customers is recognized and received when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines that the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties giving rise to the variabilities are resolved.

Investment Banking:
The Company provides clients with underwriting and advisory services. These services include underwriting and placement agent services and underwriting and distributing services.

Underwriting revenues are recognized at a point in time on trade-date, as the client obtains the control and benefit of the capital raising performance obligation. Upon inception of the contract, costs associated with capital raising transactions are deferred until the related revenue is recognized and are recorded on a gross basis within Other Operating Expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Revenues from advisory services primarily consist of fees generated in connection with merger and acquisition transactions, bank placement transactions, strategic planning advisory fees, and other miscellaneous financial advisory services. Advisory fees from merger and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction, such as retainers, are deferred within Accounts Payable, Accrued Expenses, and Other Liabilities on the Statement of Financial Condition and considered a contract liability. Advisory fees from bank placement engagements are recognized at the completion of the successful bank placement transaction. Other fees from advisory services are recognized over time as the performance obligations are completed. Payments for advisory services are due promptly upon completion of a specified performance obligation or periodically over the course of the engagement as performance obligations are completed and the client receives the benefit of the services. A significant portion of the fees the Company receives for its advisory services are considered variable as they are contingent upon a future event. The Company recognizes a receivable between the date of completion of the performance obligation and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of the performance obligation. All other advisory related expenses are expensed as incurred. All advisory expenses are recognized as expenses in the statement of income and any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less are not required to be disclosed by the Company. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Investment banking advisory fees that are contingent upon completion of a brokered transaction are also excluded as the fees are considered variable and not included in the transaction price at

December 31, 2019.

Contract Balances:

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (a contract liability) until the performance obligations are satisfied.

The Company had no significant impairments related to these receivables.

Deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied and are considered a contract liability. Deferred revenue was $134 and $216 at December 31, 2019 and 2018, respectively.

Contract Expenses:

Deferred expenses considered contract costs on underwriting transactions that have not been completed were $68 at December 31, 2019 and are included in Other Assets.

(14) Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Stockholder
B.C. Ziegler and Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by B.C. Ziegler and Company (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 28, 2020

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

94 FINRA DEC
B C ZIEGLER AND COMPANY
ATTN: JEFFREY C VREDENBREGT
ONE NORTH WACKER DR
SUITE 2000
CHICAGO, IL 60606-2809

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jean Heberer (414)978-6561

2. A. General Assessment (item 2e from page 2) $ 129,408

B. Less payment made with SIPC-6 filed (**exclude interest**) (41,259)

7/23/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 88,149

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 88,149

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

B C Ziegler and Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Director and Controller
(Title)

Dated the 27 day of February , 20 20

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2019
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 89,226,825
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	177,702
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): see attached schedule (Deductions in excess of $100,000 require documentation)	398,515
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,378,929	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,378,929
Total deductions	2,955,146
2d. SIPC Net Operating Revenues	$ 86,271,679
2e. General Assessment @ .0015	$ 129,408
	(to page 1, line 2.A.)

B. C. Ziegler & Company
Summary of 2c Deductions - Item (8)
Amounts from January 1, 2019 through December 31, 2019

	Amount
Accounting Service Fees	
Service fees charged to Reg D related entities on a dollar for dollar basis	8,400
Administrative Service Fees	
Service fees charged to related entities on a dollar for dollar basis	390,115
	398,515